AB 3/16

BB 3/11

12012577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 South Caldwell Street, Suite 200
(No. and Street)

Charlotte (City) NC (State) 28203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Scruggs (704)714-7711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/12/12

OATH OR AFFIRMATION

I, Steve Scruggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

LLC Member

Title

SUSAN M DIXSON NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

Notary Public

My comm expires 1.27.2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEENS ROAD SECURITIES, LLC

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP

QUEENS ROAD SECURITIES, LLC

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Queens Road Securities, LLC:

We have audited the accompanying balance sheets of Queens Road Securities, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 8 through 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 14, 2012

QUEENS ROAD SECURITIES, LLC

Balance Sheets

December 31, 2011 and 2010

Assets	2011	2010
Current assets:		
Cash and cash equivalents	$ 164,829	167,485
Clearing escrow	25,000	25,000
Commissions receivable	11,562	13,541
Other current assets	45,641	48,214
Total current assets	$ 247,032	254,240
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	239	214
Commissions payable	31,100	58,665
Total current liabilities	31,339	58,879
Members' equity	215,693	195,361
Total liabilities and members' equity	$ 247,032	254,240

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Income

Years ended December 31, 2011 and 2010

	2011	2010
Revenues	$ 720,702	693,738
Operating expenses:		
Commissions and advisory fees	407,642	413,769
Contractual services	154,211	146,791
Audit fees	10,940	7,810
Insurance	20,505	20,743
Other fees	65,028	51,639
Licenses and permits	23,301	22,598
Office expense	4,532	3,745
Dues and subscriptions	1,000	1,000
Computer consulting and supplies	11,906	12,050
Trade errors	1,552	6,978
Interest	1,118	1,567
	701,735	688,690
Operating income	18,967	5,048
Other income-interest	1,365	1,606
Net income	$ 20,332	6,654

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2011 and 2010

Members' equity, December 31, 2009	$ 188,707
Net income for 2010	6,654
Members' equity, December 31, 2010	195,361
Net income for 2011	20,332
Members' equity, December 31, 2011	$ 215,693

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	20,332	6,654
Adjustments to reconcile net income			
to net cash (used in) provided by operating activities:			
Changes in operating assets and liabilities:			
Commissions receivable		1,979	1,315
Other current assets		2,573	(2,940)
Accounts payable		25	-
Commissions payable		(27,565)	53
Net cash (used in) provided by operating activities		(2,656)	5,082
Cash and cash equivalents, beginning of year		167,485	162,403
Cash and cash equivalents, end of year	$	164,829	167,485

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Queens Road Securities, LLC (the "Company") was organized under the laws of the state of North Carolina on May 12, 2000 as a limited liability company to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states, the Virgin Islands, and Puerto Rico. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2011 and 2010.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company amended its agreement with Bragg Financial Advisors (a registered investment advisor and related company) on February 15, 2011 and January 25, 2010 whereby Bragg Financial Advisors provides office space and management services for a fee of approximately $12,000 per month. Additionally, the Company is the statutory underwriter for two mutual funds (Queens Road Small Cap Value Fund and Queens Road Value Fund) which are managed by Bragg Financial Advisors. The Company receives no fee for this service.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital, as defined, of $159,225 which was $109,255 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.20 to 1.

(4) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 14, 2012, the date the financial statements were available to be issued.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011 and 2010

	2011	2010
Net capital:		
Total member's equity	$ 215,693	195,361
Deduct: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-allowable assets	(56,438)	(56,996)
Deduct: Concessions	-	-
Deduct: Securities haircuts	-	-
Net capital	$ 159,255	138,365
Aggregate indebtedness:		
Accounts payable	$ 239	214
Commissions payable	31,100	58,665
Total	$ 31,339	58,879
Net capital requirements:		
Broker-dealer	$ 50,000	50,000
Net capital in excess of requirements	109,255	88,365
Net capital as computed above	$ 159,255	138,365
Ratio of aggregate indebtedness to net capital	0.20 to 1	0.43 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

Schedule 2

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Schedule 3

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Members
Queens Road Securities, LLC:

In planning and performing our audit of the financial statements of Queens Road Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 14, 2012

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Queens Road Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 15 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Queens Road Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Queens Road Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Queens Road Securities, LLC's management is responsible for Queens Road Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 14, 2012

QUEENS ROAD SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2011

Assessment for December 31, 2011	$	1,802
Less:		
Payment July 20, 2011		(863)
Payment January 26, 2012		(939)
Balance due, March 1, 2012	$	NONE